Investors, analysts and other interested parties can access Brookfield Asset Management’s 2007 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The Second Quarter 2007 Results conference call can be accessed via webcast on August 3, 2007 at 11 a.m. EST at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 604-638-5340, at approximately 10:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2809).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES SECOND QUARTER RESULTS

TORONTO, August 3, 2007 –Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced that cash flow from operations for the second quarter ended June 30, 2007 was $440 million ($0.72 per share), compared with $267 million ($0.43 per share) reported in the same quarter last year. Net income totalled $153 million ($0.24 per share) compared with $135 million ($0.20 per share) reported in the same period last year.

The following table presents the results on a total and per share basis.

	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2007	2006	2007	2006

Cash flow from operations	$440	$267	$1,011	$574
– per share(1)	$0.72	$0.43	$1.65	$0.93

Net income	$153	$135	$348	$314
– per share(1)	$0.24	$0.20	$0.55	$0.49

(1) Adjusted to reflect three-for-two stock split

Bruce Flatt, Managing Partner of Brookfield Asset Management, commented: “We achieved strong performance in most of our operations during the quarter, which is reflected in our financial results. For the first time in our history, cash flow from operations for the six months exceeded $1 billion. We remain focused on enhancing shareholder value and building out each of our operating platforms to enable us to achieve our long-term goals. To that end, we completed a number of key initiatives such as the acquisition of Longview Fibre Company to expand our timber operations and the announcement of an offer for Multiplex Group of Australia to expand the global presence of our asset management capabilities.”

Brookfield Infrastructure Partners
Brookfield recently filed a preliminary prospectus for the creation of Brookfield Infrastructure Partners and the distribution of units to shareholders as announced at the company’s Annual Shareholders meeting.  It is expected that the timing and final details of the distribution will be confirmed and announced later in the third quarter.

The completion of the distribution of Brookfield Infrastructure Partners to Brookfield’s shareholders is subject to satisfaction of a number of conditions and, as such, there can be no certainty that the distribution will proceed or proceed in the manner or in the amount set forth above.

Dividend Declaration
The Board of Directors declared a dividend of US$0.12 per Class A Common Share, payable on November 30, 2007, to shareholders of record as at the close of business on November 1, 2007, as well as the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the three and six months ended June 30, 2007 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $75 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Media Denis Couture Government and Media Relations and International Affairs Tel: 416-956-5189 Email: dcouture@brookfield.com	Investor Relations Katherine C. Vyse Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “expected,”  “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the proposed takeover of Multiplex, the proposed distribution of Brookfield Infrastructure Partners, and the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; attainment of stock exchange approval for the distribution of Brookfield Infrastructure Partners, which has not yet been received, as well as approval of the SEC, Canadian provincial securities regulators and other regulatory bodies; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; receipt of regulatory approval for the takeover of Multiplex and satisfaction or waiver of certain conditions, including the attainment of more than 50% acceptance level by Multiplex shareholders; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

3 | Brookfield Asset Management Inc. – Q2/2007 Results

CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions, except per share amounts	2007	2006	2007	2006
Fees earned	$95	$69	$227	$123
Revenues less direct operating costs
Property	513	337	1,047	619
Power generation	170	156	358	356
Infrastructure	114	30	203	76
Specialty funds	59	29	121	68
Investment and other income	248	135	547	230
	1,199	756	2,503	1,472
Expenses
Interest	424	250	822	474
Asset management and other operating costs	105	84	215	155
Current income taxes	26	37	46	51
Non-controlling interests in net income	204	118	409	218
	$440	$267	$1,011	$574
Cash flow from operations per common share(1)
Diluted	$0.72	$0.43	$1.65	$0.93
Basic	$0.73	$0.44	$1.70	$0.95

(1) Adjusted to reflect three-for-two stock split

Note
The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with management’s discussion and analysis and differ from the company’s consolidated financial statements presented in its interim report, which are prepared in accordance with GAAP.  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the following consolidated statements of income and including dividends from equity accounted investments and the gain on the sale of an exchangeable debenture investment. The gain would have been included in income prior to the implementation of recent accounting requirements but, as a result of transitional provision, has been recorded in shareholders’ equity. In addition, the consolidated balance sheet presents the company’s cost accounted investment in Canary Wharf Group as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Securities” in the company’s statutory financial statements.

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions	2007	2006	2007	2006
Cash flow from operations is reconciled to the statements of income on page 6 of this press release as follows:
Net income excluding other items (see page 6)	$335	$216	$736	$518
Dividends from equity accounted investments(1)	5	51	10	56
Gain on sale of exchangeable securities(1)	100	—	265	—
Cash flow from operations (per above)	$440	$267	$1,011	$574

(1)  Included in Investment and Other Income in the Statements of Cash Flow from Operations

4 | Brookfield Asset Management Inc. – Q2/2007 Results

CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30	December 31
US$ millions	2007	2006
Assets
Operating assets
Securities	$2,063	$1,529
Loans and notes receivable	751	651
Property, plant and equipment
Property	20,846	20,396
Power generating	4,713	4,309
Infrastructure	3,232	2,940
Other plant and equipment	688	619
	32,293	30,444
Cash and cash equivalents	1,335	1,204
Financial assets	2,197	1,665
Investments	1,018	775
Goodwill	668	669
Accounts receivable and other	6,518	5,951
	$44,029	$40,708
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$1,893	$1,507
Non-recourse borrowings
Property specific mortgages	17,407	17,148
Other debt of subsidiaries	4,237	4,153
Accounts payable and other liabilities	7,780	6,497
Capital securities	1,591	1,585
Non-controlling interests of others in assets	3,914	3,734
Preferred equity	870	689
Common equity	6,337	5,395
	$44,029	$40,708

Note
Investment in Canary Wharf Group included in “Property” with a carried value of $182 million (2006 - $182 million) is included in “Securities” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

5 | Brookfield Asset Management Inc. – Q2/2007 Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions, except per share amounts	2007	2006	2007	2006
Total revenues	$2,125	$1,405	$3,966	$2,588

Fees earned	$95	$69	$227	$123
Revenues less direct operating costs
Property	513	337	1,047	619
Power generation	170	156	358	356
Infrastructure	114	30	203	76
Specialty funds	59	29	121	68
Investment and other income	143	84	272	174
	1,094	705	2,228	1,416
Expenses
Interest	424	250	822	474
Asset management and other operating costs	105	84	215	155
Current income taxes	26	37	46	51
Non-controlling interests in net income before the following	204	118	409	218
	335	216	736	518
Other items
Depreciation and amortization	(267)	(127)	(490)	(231)
Equity accounted income (loss) from investments	(29)	3	(68)	(19)
Provisions and other	11	70	16	90
Future income taxes	(69)	(86)	(134)	(157)
Non-controlling interests in the foregoing items	172	59	288	113
Net income	$153	$135	$348	$314
Net income per common share(1)
Diluted	$0.24	$0.20	$0.55	$0.49
Basic	$0.25	$0.22	$0.57	$0.51

(1) Adjusted to reflect three-for-two stock split

Note
The consolidated statements of income and comprehensive income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

6 | Brookfield Asset Management Inc. – Q2/2007 Results

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions	2007	2006	2007	2006
Comprehensive income
Net income	$153	$135	$348	$314
Other comprehensive income (loss)
Foreign currency translation	114	(9)	178	7
Available-for-sale securities	61	—	99	—
Derivative instruments designated as cash flow hedges	37	—	(1)	—
Future income taxes	(10)	—	(7)	—
	202	(9)	269	7
Comprehensive income	$355	$126	$617	$321

7 | Brookfield Asset Management Inc. – Q2/2007 Results